May 13, 2016

  GoviEx and Denison Provide Transaction Update

Vancouver, Canada – GoviEx Uranium Inc. (CSE: GXU) (“GoviEx”) and Denison Mines Corp. (TSX: DML) (NYSE MKT: DNN) ("Denison") would like to update their respective shareholders on the status of the previously announced transaction whereby GoviEx will acquire Denison’s wholly owned subsidiary, Rockgate Capital Corp., which holds all of Denison’s Africa-based uranium interests (the “Transaction”) announced on March 30, 2016.

The companies are proceeding diligently towards closing the Transaction and with the satisfaction of the conditions precedent.

GoviEx has been notified that due to scheduling changes, the Zambian Competition and Consumer Protection Commission (the “Competition Commission”) meeting at which, among other things, the Transaction was to be reviewed for approval has been re-scheduled with a tentative date of May 27, 2016. Due to this change in the schedule, the previously anticipated closing date of the Transaction of on, or about, May 17, 2016 will be delayed until after the Competition Commission has concluded its meeting at which the Transaction will be considered. The companies have received no indications and have no reason to believe that the requisite approval from the Competition Commission will not be received.

Expected closing

Based on the tentative scheduling of the review of the Competition Commission at a meeting which is scheduled to be held on May 27, 2016, the companies now expect the closing of the Transaction to occur in late May or early June 2016, subject to the receipt of all other required consents and approvals, as well as the satisfaction of other conditions customary for a transaction of this nature.

About the Transaction

As outlined in the news releases, issued by GoviEx and Denison on March 30, 2016, the Transaction is expected to create a leading Africa-focused uranium development company. Following completion of the Transaction, GoviEx will control one of the largest uranium resource bases among publicly listed development companies, with combined Measured & Indicated resources of 124.29 Mlbs U3O8, plus Inferred resources of 73.11 Mlbs U3O8.

The asset portfolio of the combined company will include two permitted uranium development projects – including GoviEx’s Madaouela project in Niger and Denison’s Mutanga project in Zambia. It will also include Denison’s Falea project, an advanced exploration-stage project in Mali, and the exploration-stage Dome project in Namibia.

Under the terms of the Transaction, GoviEx will acquire Denison’s wholly owned subsidiary, Rockgate Capital Corp., which holds all of Denison’s Africa-based uranium interests in exchange for approximately 56.1 million shares of GoviEx plus approximately 22.4 million common share purchase warrants of GoviEx. Upon completion of the Transaction, Denison will hold 25% of GoviEx shares outstanding and 28% of GoviEx shares on a fully diluted basis.

About GoviEx

GoviEx is a mineral resource company focused on the exploration and development of uranium properties. GoviEx’s principal objective is to become a significant uranium producer through the continued exploration and development of its Mine Permitted Madaouela Project and its other uranium properties in Niger.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Additional Information

For GoviEx Uranium Inc.                  Website: www.goviex.com

Govind Friedland, Executive Chairman
Daniel Major, Chief Executive Officer
Bill Trenaman, Investor Relations
+1 604-681-5529
info@goviex.com

For Denison Mines Corp.                  Website: www.denisonmines.com.

David Cates, President and Chief Executive Officer
+1 416-979-1991 x 362
Sophia Shane, Investor Relations
+1 604-689-7842
Follow Denison on Twitter: @DenisonMinesCo

Cautionary statement regarding forward looking statements

This press release may contain forward-looking information within the meaning of applicable securities laws. All information and statements other than statements of current or historical facts contained in this press release are forward-looking information. Forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in both GoviEx’s and Denison's periodic filings with Canadian securities regulators. When used in this news release, words such as "will", "could", "plan", "estimate", "expect", "intend", "may", "potential", "should," and similar expressions, are forward-looking statements. Information provided in this document is necessarily summarized and may not contain all available material information.

Forward-looking statements include, without limitation, statements regarding completion of the Transaction and other statements that are not facts. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which GoviEx and Denison operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies.

Assumptions upon which forward looking statements relating to the Transaction have been made include that GoviEx and Denison will be able to satisfy the conditions in the Agreement; that all required third party, regulatory, stock exchange, and government approvals will be obtained; and that the Transaction will be successfully concluded. In addition, the factors described or referred to in the section entitled "Financial Risks and Management Objectives" in the MD&A of GoviEx and “Risk Factors” in the MD&A of Denison, which are each available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release.

Although GoviEx and Denison have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the Transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this news release, and GoviEx and Denison disclaim any intention or obligation to update or revise such information, except as required by applicable law, and neither GoviEx nor Denison assume any liability for disclosure relating to the other company herein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.